UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[June 6, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [June 6, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

CHANGES IN THE METSO EXECUTIVE TEAM
(Helsinki, Finland, June 6 , 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s organization, Executive Team and their areas of responsibility will change as follows as of August 1, 2006:
Risto Hautamäki will continue as President of Metso Paper. Fiber Business Line will, however, be separated from the business area.
Fiber Business Line will be integrated with Aker Kvaerner’s Pulping and Power units after the acquisition has been closed. Bertel Langenskiöld, currently President of Metso Minerals, has been appointed to head the businesses and the integration planning, which begins immediately.
As of April 1, 2007, Langenskiöld will become President of Metso Paper, and the Fiber and Power businesses will become organizationally part of Metso Paper. Risto Hautamäki, who will retire in the beginning of 2008, will continue to work for Metso till the end of the year as Senior Executive, responsible for key account projects in the pulp and paper industry.
Matti Kähkönen has been appointed President of Metso Minerals. He is currently President of Metso Automation.
Pasi Laine has been appointed President of Metso Automation. He is currently President of Metso Automation’s Field Systems business line.
Vesa Kainu, President of Metso Ventures, and Olli Vaartimo, Executive Vice President of Metso, will continue in their current areas of responsibility.
All the persons above will be members of Metso Executive Team and report to Jorma Eloranta, President and CEO of Metso and the chairman of the Metso Executive Team.
“This top-level job rotation brings new momentum to the execution of Metso’s strategy of profitable growth while at the same time maintaining continuity within Metso,” says Jorma Eloranta. He notes that on the short-term the goal is also to secure successful and fast integration of Aker Kvaerner’s Pulping and Power businesses (AKPP) without risking the current positive development at Metso Paper.
The closing of the AKPP acquisition is still pending relevant regulatory approvals.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com

For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
The CVs and pictures of the members of Metso’s new Executive Team can be downloaded on www.metso.com > News and info > Press releases.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.